MADE AS OF DECEMBER 2, 2016
MANULIFE FINANCIAL CORPORATION
and
BNY TRUST COMPANY OF CANADA
  as TRUSTEE
and
THE BANK OF NEW YORK MELLON, LONDON BRANCH
 as PRINCIPAL PAYING AGENT
and
THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A.
 as REGISTRAR and TRANSFER AGENT
EIGHTH SUPPLEMENTAL INDENTURE
Supplemental to
THE TRUST INDENTURE
MADE AS OF MAY 19, 2005
and providing for the issue of
US$270,000,000 PRINCIPAL AMOUNT OF SENIOR NOTES
due December 2, 2026

THIS EIGHTH SUPPLEMENTAL INDENTURE made as of December 2, 2016
BETWEEN:
MANULIFE FINANCIAL CORPORATION, a corporation existing under the
Insurance Companies Act (Canada) and having its registered office in the City of Toronto in the Province of Ontario
(the "Corporation"),
- and -
BNY TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada and having an office in the City of Toronto in the Province of Ontario
(the "Trustee"),
- and -
THE BANK OF NEW YORK MELLON, LONDON BRANCH, at its specified office at 40th Floor, One Canada Square, London E14 5AL, United Kingdom
(the "Principal Paying Agent"),
- and -
THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A. at its specified office at Vertigo Building-Polaris, 2-4 rue Eugène Ruppert, L-2453 Luxembourg
(the "Registrar" and "Transfer Agent").
WHEREAS the Corporation and CIBC Mellon Trust Company (the "Initial Trustee") were parties to a Trust Indenture dated May 19, 2005 (the "Principal Indenture"); and
WHEREAS CIBC Mellon Trust Company resigned as trustee and the Trustee was appointed as the replacement trustee; and
WHEREAS by the Principal Indenture, provision was made for the issue in series of unsecured senior debentures (the "Debentures"); and
WHEREAS by a First Supplemental Indenture (herein referred to as the "First Supplemental Indenture") made as of May 19, 2005 between the Corporation and the Initial Trustee, provision was made for the issue of a series of debt securities to be designated "Medium Term Notes" upon the terms set forth in the Principal Indenture as supplemented by the First Supplemental Indenture; and
WHEREAS by a Second Supplemental Indenture (herein referred to as the "Second Supplemental Indenture") made as of March 28, 2006 between the Corporation and the Initial Trustee, amendment was made to the Principal Indenture to, among other things, delete or amend certain definitions, amend certain section references, delete and replace certain words and phrases and provide for additional events of default; and

WHEREAS by a Third Supplemental Indenture (herein referred to as the "Third Supplemental Indenture") made as of June 26, 2008 between the Corporation and the Initial Trustee, provision was made for the issue of two tranches of Medium Term Notes designated 5.161% Medium Term Notes due 2015 in the aggregate principal amount of $550,000,000 and 5.505% Medium Term Notes due 2018 in the aggregate principal amount of $400,000,000, upon the terms set forth in the Principal Indenture as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture; and
WHEREAS by a Fourth Supplemental Indenture (herein referred to as the "Fourth Supplemental Indenture") made as of April 8, 2009 between the Corporation and the Initial Trustee, provision was made for the issue of one tranche of Medium Term Notes designated 7.768% Medium Term Notes due 2019 in the aggregate principal amount of $600,000,000, upon the terms set forth in the Principal Indenture as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture; and
WHEREAS by a Fifth Supplemental Indenture (herein referred to as the "Fifth Supplemental Indenture") made as of June 2, 2009 between the Corporation and the Initial Trustee, provision was made for the issue of one tranche of Medium Term Notes designated 4.896% Medium Term Notes due 2014 in the aggregate principal amount of $1,000,000,000, upon the terms set forth in the Principal Indenture as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture; and
WHEREAS by a Sixth Supplemental Indenture (herein referred to as the "Sixth Supplemental Indenture") made as of August 20, 2010 between the Corporation and the Initial Trustee, provision was made for the issue of one tranche of Medium Term Notes designated 4.079% Medium Term Notes due 2015 in the aggregate principal amount of $900,000,000, upon the terms set forth in the Principal Indenture as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture and the Sixth Supplemental Indenture; and
WHEREAS by a Seventh Supplemental Indenture (herein referred to as the "Seventh Supplemental Indenture") made as of June 23, 2016 between the Corporation, the Trustee, the Principal Paying Agent and the Registrar and Transfer Agent, provision was made for the issue of a series of Debentures designated 4.70% Senior Notes due June 23, 2046 in an aggregate principal amount of US$1,000,000,000, upon the terms set forth in the Principal Indenture as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture and the Seventh Supplemental Indenture; and
WHEREAS the Corporation is duly authorized to create and issue a series of Debentures upon the terms set forth in the Principal Indenture. The terms, provisions and conditions of such series are provided for by this Eighth Supplemental Indenture which supplements the Principal Indenture, as supplemented, such series being the 3.527% Senior Notes due December 2, 2026 in an aggregate principal amount of US$270,000,000 (the "Notes"). In connection therewith, the Corporation has requested that the Trustee execute this Eighth Supplemental Indenture; and
WHEREAS all necessary corporate action has been taken by the Corporation to make the Notes, when authenticated by the Registrar and issued as provided in this Eighth Supplemental Indenture, valid, binding and legal obligations of the Corporation with the benefit and subject to the terms of the Principal Indenture as supplemented, including by this Eighth Supplemental Indenture; and

WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee; and
WHEREAS the terms of this Eighth Supplemental Indenture are to be executed and delivered by the parties hereto by way of supplement to the Principal Indenture, as supplemented, in order to provide for the issue of the Notes; and
WHEREAS the Trustee has full power and authority to execute this Eighth Supplemental Indenture and to accept and execute the trusts herein imposed upon it;
NOW THEREFORE the parties agree as follows:
ARTICLE 1
 INTERPRETATION
1.1	To be read with Indenture.
This Eighth Supplemental Indenture is supplemental to the Indenture (as defined below) and shall hereafter be read together with the Indenture and shall have effect as if all the provisions thereof and hereof were contained in one instrument.
1.2	Monetary References.
Unless otherwise specified herein, all references in this Eighth Supplemental Indenture to "Dollars", "dollars" or the "$" sign shall be deemed to be a reference to the lawful money of Canada, and all references to "U.S. Dollars", "U.S. dollars" or "US$" shall be deemed to be a reference to the lawful money of the United States.
1.3	Definitions.
In this Eighth Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith:
(a)
the expressions "Article" and "Section" followed by a number mean and refer to the specified Article and Section of this Eighth Supplemental Indenture unless otherwise expressly stated. Other expressions defined in the Principal Indenture have the same meanings when used in this Eighth Supplemental Indenture.

(b)	"Additional Amounts" has the meaning attributed to such term in Section 4.5(a) of this Eighth Supplemental Indenture.
(c)
"Agents" means, collectively, the Principal Paying Agent, the Registrar, the Transfer Agent and any additional Paying Agent and Transfer Agent appointed under Section 2.3(j) of this Eighth Supplemental Indenture, which expression shall, unless the context otherwise requires, include each Agent's successor to the relevant role.

(d)	"Authority" means any competent regulatory, prosecuting, tax or governmental authority in any jurisdiction.
(e)	"Bail-in Legislation" means, in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.
(f)	"Bail-in Powers" means any Write-down and Conversion Powers (or equivalent terms) as defined or described in the relevant Bail-in Legislation.
(g)	"BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended from time to time.
(h)	"BRRD Liability" has the same meaning as in such laws, regulations, rules or requirements implementing the BRRD under the applicable Bail-in Legislation.
(i)	"BRRD Party" means any Agent subject to Bail-in Powers.
(j)	"Clearstream, Luxembourg" means Clearstream Banking S.A.
(k)	"Code" means the U.S. Internal Revenue Code of 1986, as amended.
(l)
"EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person thereof) from time to time at http://www.lma.eu.com/.

(m)	"Euroclear" means Euroclear Bank SA/NV.
(n)
"FATCA Withholding" means any withholding or deduction required pursuant to an agreement described in section 1471(b) of the Code, or otherwise imposed pursuant to sections 1471 through 1474 of the Code, any regulations or agreements thereunder, any official interpretations thereof, or any law implementing an intergovernmental approach thereto.

(o)
"Indenture" (when not qualified by the words "Principal", "Original" or "Supplemental"), "hereto", "hereby", "hereunder", "hereof", "herein" and similar expressions refer to the Principal Indenture and all indentures, deeds or other instruments supplemental or ancillary thereto, including this Eighth Supplemental Indenture and not to any particular Article, Section, subdivision or portion hereof.

(p)	"Note Register" means a branch register of Holders maintained by the Registrar.
(q)
"Record Date" means, (a) if the Notes are held as Book-Entry Securities, the last business day (being for this purpose a day on which Euroclear and Clearstream, Luxembourg are open for business) prior to the payment date, and (b) in all other cases, the date that is 15 days prior to the payment date.

(r)	"Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the relevant BRRD Party.
(s)	"Relevant Taxes" has the meaning attributed to such term in Section 4.5(a) of this Eighth Supplemental Indenture.

(t)
"Tax" means, for the purposes of Section 6.3, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any Authority having power to tax.

(u)	"Tax Act" means the Income Tax Act (Canada).
(v)	"Tax Event" has the meaning attributed to such term in Section 4.4 of this Eighth Supplemental Indenture.
(w)	"U.S. Person" means a U.S. Person as defined in Regulation S under the U.S. Securities Act.
(x)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended.
ARTICLE 2
AMENDMENTS TO PRINCIPAL INDENTURE
2.1	Amendments
(a)	For the purposes of this Eighth Supplemental Indenture only, the following definitions in Section 1.1 of the Principal Indenture are hereby amended as follows:
(i)
The definition of "Book-Entry Securities" in Section 1.1.4 of the Principal Indenture is hereby deleted in its entirety and replaced by the words "means the Notes held through the Book-Entry System as described in Section 4.3 of this Eighth Supplemental Indenture; provided that after the occurrence of an event whereupon book-entry transfers are no longer permitted and Definitive Securities have been issued to holders of any Book-Entry Securities, such Book-Entry Securities shall be cancelled in accordance with the operating rules and procedures of the Book-Entry System".

(ii)
The definition of "Book-Entry System" in Section 1.1.5 of the Principal Indenture is hereby deleted in its entirety and replaced by the words "means the record entry security transfer and pledge systems which are administered by each of Euroclear and Clearstream, Luxembourg in accordance with the operating rules and procedures of the securities settlement services of Euroclear and Clearstream, Luxembourg in force from time to time and any successor system thereof".

(iii)
The definition of "Business Day" in Section 1.1.6 of the Principal Indenture is hereby deleted in its entirety and replaced by the words "means a day other than a Saturday or Sunday or a public holiday on which commercial banks and foreign exchange markets are open for business in Toronto, Canada; New York, USA; London, UK; and Tokyo, Japan.".

(iv)
The definition of  "Participant" in Section 1.1.30 of the Principal Indenture is hereby deleted in its entirety and replaced by the words "means a broker, dealer, bank or other financial institution or other Person who is a participant in the depository service of either Euroclear or Clearstream, Luxembourg for whom Euroclear or Clearstream, Luxembourg effects book-entry transfers under the Book-Entry System".

(b)	For the purposes of this Eighth Supplemental Indenture only, Section 6.3 of the Principal Indenture is hereby amended as follows:
(i)	The words "or the Agents" are added after the word "Trustee" in each of the third and fourth lines of Section 6.3 of the Principal Indenture.
(ii)	The word "six" in the second line of Section 6.3 of the Principal Indenture is hereby deleted and replaced by the word "two".
(c)
For the purposes of this Eighth Supplemental Indenture only, Section 7.1.1.2 of the Principal Indenture is hereby amended such that the word "Taxes" in the seventh line of Section 7.1.1.2 of the Principal Indenture is hereby deleted and replaced by the word "taxes".

(d)
For the purposes of this Eighth Supplemental Indenture only, Section 9.8 of the Principal Indenture is hereby amended such that the reference to "$1,000" is hereby deleted in its entirety and replaced by the words "US$1,000".

2.2	Payments
(a)
The Corporation will, by no later than 10:00 a.m. (London time) one Business Day before each date on which any payment in respect of the Notes becomes due, transfer or procure to be transferred in the manner provided for in Section 2.2(e) to the Principal Paying Agent or to its order such amount as may be required for the purposes of such payment. The Corporation will confirm to the Principal Paying Agent by 10:00 a.m. (London time) two Business Days before the due date for any such payment that irrevocable instructions have been issued by it for such payment to be made to the Principal Paying Agent. Such confirmation shall be by email and shall include the contact details of the bank through which such payment is to be made. In this Section 2.2, the date on which a payment in respect of the Notes becomes due means the first date on which the Holder of a Note could claim the relevant payment by transfer to an account under the terms of the Notes, but disregarding the necessity for it to be a business day in any particular place of presentation.

(b)
The Corporation shall procure that on or before 10:00 a.m. (London time) two Business Days prior to each due date for payment of principal, premium, if any, interest and/or default interest (if any), the bank through which such payment is to be made will send to the Principal Paying Agent confirmation that it has received from the Corporation an irrevocable instruction to make the relevant payment.

(c)
The Principal Paying Agent shall forthwith notify each of the Trustee and the Corporation in writing if it has not by the due date for any payment due in respect of the Notes received the full amount so payable on such date.

(d)
If payment of any amount is received by the Principal Paying Agent later than the due date for payment of such amount to the Holders, the Principal Paying Agent shall as soon as practicable after receipt thereof give notice to the Trustee and, if requested by the Trustee, the Holders, that such payment has been made. However, unless and until the full amount of any such payment due has been made to the Principal Paying Agent, the Principal Paying Agent will not be bound to make such payments under this Section 2.2.

Nothing herein should be construed as to require the Principal Paying Agent to advance its own funds or incur such risks in the performance of its duties hereunder.
(e)
All sums payable to the Principal Paying Agent hereunder will be paid in U.S. dollars and in immediately available or same day funds to such account with such bank as the Principal Paying Agent may from time to time notify the Corporation in writing.

2.3	Fees, Indemnity and Rights of the Agents
(a)
The Corporation covenants that it will pay to the Principal Paying Agent reasonable remuneration for the Agents' services hereunder and will pay or reimburse all costs, charges and expenses properly incurred by each Agent in connection with the services to be performed by the Agents under the Indenture and the terms of the Notes (including reasonable fees and disbursements of its legal counsel and all other agents not regularly in its employ), on demand by the relevant Agent, and also (in addition to any right of indemnity given to the Agents by law) will at all times keep each Agent indemnified against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted by such Agent (other than through negligence of such Agent) in any way relating to the Indenture. The Principal Paying Agent will be responsible for distributing the remuneration of the Agents and their relevant costs and expenses as soon as practicable upon receipt of the moneys therefor from the Corporation.

(b)
Any amount due under Section 2.3(a) and unpaid 30 days after written demand for such payment shall bear interest from the expiration of such 30 day period at a rate per annum equal to the prevailing rate set by the Principal Paying Agent as its prime rate for commercial loans in Canadian funds at Toronto. After default all amounts so payable and the interest thereon shall be payable out of any funds coming into possession of the Agents in priority to any payment of the principal of, premium, if any, and interest on the Notes.

(c)
In addition to the reports, certificates, opinions, statutory declarations and other evidence required by the Indenture, the Corporation shall furnish to the Agents such additional evidence of compliance with any provisions thereof, and in such form, as may be prescribed by Indenture Legislation or as the Agents may reasonably require by written notice to the Corporation.

(d)
An Agent will not be in contravention of the provisions of the Indenture if it acts and relies in good faith as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence referred to in Section 2.3(c) provided that such Agent examines the same and determines that such evidence complies with the applicable requirements of the Indenture and of Indenture Legislation. Such Agent shall be entitled to rely and act on the genuineness and authenticity of any such writing submitted to it. It shall not be necessary for any Agent to ascertain whether or not the persons who have executed, signed or otherwise issued the documents have authority to do so or that they are the same persons named therein.

(e)
Each Agent may employ or retain such other agents as it may reasonably require for the proper determination and discharge of its duties hereunder, including without limitation, counsel, auditors, accountants, appraisers or other experts or advisers, whose qualifications give authority to any opinion or report made by them, and may pay their reasonable fees and disbursements and, may act and rely on the opinion or advice of or information obtained from any such counsel, auditor, accountant, appraiser or other expert or adviser without liability. Any remuneration so paid by an Agent shall be paid to the Principal Paying Agent in accordance with this Section 2.3. None of the Agents shall be liable for any action taken, suffered or omitted by any counsel, auditors, accountants, appraisers or other experts or advisers appointed in good faith and with due care by the Agents and shall not be liable for any action taken, suffered or omitted by any other agents appointed by the Agents except in the event of the negligence or willful misconduct or bad faith of the Agents.

(f)
Each Agent may buy, sell, lend upon and deal in the Notes or other securities of the Corporation, either with the Corporation or otherwise, and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

(g)	No Agent shall be required to give any bond or security in respect of the execution of the trusts and powers of the Indenture or otherwise in respect of the Indenture.
(h)	It is expressly declared and agreed as follows:
(i)
no Agent shall be liable for or by reason of any statements of fact or recitals in the Indenture or in the Notes or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(ii)
nothing herein contained shall impose any obligation on the Agents to see to or to require evidence of the registration or filing (or renewal thereof) of the Indenture or any instrument ancillary or supplemental thereto;

(iii)	the Agents shall not be bound to give notice to any Person or Persons of the execution hereof;
(iv)
the Agents shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of the agents of the Corporation;

(v)	no Agent shall be liable for any action taken or omitted by it, or any action suffered by it except in the event of negligence, the willful misconduct or bad faith of such Agent;
(vi)
the Corporation indemnifies and saves harmless each Agent and its respective officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever brought against such Agent or which it may suffer or incur as a result of or arising out of the performance of their respective duties and obligations under the Indenture, including any and all legal fees and disbursements of whatever kind or nature, except in the event of the negligence or willful misconduct or bad faith of any Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of the Indenture or the resignation or removal of any Agent;

(vii)	no Agent or any Person related to any Agent will be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation;
(viii)
no Agent shall be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall any Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Agents and in the absence of any such notice the Agents may for all purposes of the Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Agents to determine whether or not the Agents shall take action with respect to any default;

(ix)
the Corporation shall provide to the Principal Paying Agent, for distribution to the other Agents, an incumbency certificate setting out the names and sample signatures of persons authorized to give instructions to the Agents hereunder.  The Agents shall be entitled to rely on such certificate until a revised certificate is provided to them hereunder.  The Agents shall be entitled to refuse to act upon any instructions given by a party which are signed by any person other than a person described in the incumbency certificate provided to it pursuant to this Section 2.3;

(x)
no Agent shall be liable for any consequential, punitive or special damages of any kind whatsoever (including, but not limited to, loss of business, goodwill, opportunity or profit) irrespective of whether any Agent has been advised of the likelihood of such loss or damage and regardless of the form of action; and

(xi)
no Agent shall incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder resulting from any occurrence beyond the control of such Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, loss or malfunctions of utilities, computer or communication services or the unavailability of any wire or facsimile or other wire or communication facility) occurring after the date of the Indenture or from any breach of the Indenture by the Corporation.

(i)
An Agent may resign from its role hereunder and thereupon be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days' notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of an Agent resigning as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new agent hereunder; failing such appointment by the Corporation, at the expense of the Corporation the retiring Agent hereunder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct, for the appointment of a new agent hereunder. No resignation or termination of the appointment of the Principal Paying Agent shall take effect until a new Principal Paying Agent (which shall be a bank or trust company) has been appointed with respect to the Notes.
(j)
The Corporation may at any time, with the prior written approval of the Trustee, appoint additional Paying Agents or Transfer Agents and/or terminate the appointment of any Agent by giving to the Principal Paying Agent and the Agent concerned at least 60 days' notice to that effect, which notice shall expire at least 30 days before or after any due date for payment of any Notes. Upon any letter of appointment being executed by or on behalf of the Corporation and any Person appointed as an Agent, such Person shall become a party to this Eighth Supplemental Indenture as if originally named in it and shall act as such Agent in respect of the Notes.

(k)
Any corporation into which an Agent may be merged or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, consolidation or amalgamation to which an Agent shall be a party shall be the successor Agent under this Eighth Supplemental Indenture without the necessity of the execution of any instrument or any further act.

(l)
Any notice to an Agent under the provisions of the Indenture shall be valid and effective if delivered personally to, by facsimile or if given by registered mail, postage prepaid, addressed to, in the case of the Principal Paying Agent, The Bank of New York Mellon, London Branch at One Canada Square, London E14 5AL, United Kingdom, Attention: Corporate Trust ITS Bonds, fax number: +44 1202 689600 and, in the case of the Registrar or the Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., Vertigo Building-Polaris, 2-4 rue Eugène Ruppert, L-2453 Luxembourg, Attention: International Corporate Trust, fax number: +352 2452 4204, and shall be deemed to have been given on the date of delivery, the Business Day immediately following the date such notice has been sent by facsimile or on the third Business Day after such letter has been mailed, as the case may be. An Agent may from time to time notify the Corporation of a change in address which thereafter, until changed by further notice, shall be the address of such Agent for all purposes of the Indenture. Any notice delivered pursuant to this Section 2.3(l) shall be sent concurrently to the Trustee at 320 Bay Street, 11th Floor, Toronto, Ontario, M5H 4A6, Attention: Client Service Manager for Manulife Financial Corporation, fax number: (416) 360-1711.

(m)
Each Agent shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to such Agent ("Electronic Methods") from a person purporting to be (and whom such Agent, acting reasonably, believes in good faith to be) the authorized representative of the Corporation, as sufficient instructions and authority of the Corporation for such Agent to act and shall have no duty to verify or confirm that person is so authorized. No Agent shall have any liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon or compliance with such instructions or directions. The Corporation agrees: (i) to assume all risks arising out of the use of Electronic Methods to submit instructions and directions to the Agents including the risk of the Agents acting on unauthorized instructions and the risk of interception or misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Agents and that there may be more secure methods of transmitting instructions than the method(s) selected by the Corporation; and (iii) that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.
2.4	Appointments
(a)
Pursuant to Section 2.8.1 of the Principal Indenture, the Corporation has initially appointed the Registrar and the Transfer Agent to act at their specified offices as branch registrar and transfer agent in relation to the Notes in accordance with the provisions of the Indenture and upon the terms and subject to the conditions contained in the Indenture.

(b)
The Corporation has initially appointed the Principal Paying Agent to act at its specified office as principal paying agent and a Paying Agent in relation to the Notes in accordance with the provisions of the Indenture and upon the terms and subject to the conditions contained in the Indenture.

(c)
Each Agent accepts its appointment as agent of the Corporation, and for the purpose of Section 2.5 only, as agent of the Trustee, in relation to the Notes on the terms set out in the Indenture. Each Agent shall perform the duties required of it by the terms of the Notes and the Indenture. No Agent shall be obliged to perform additional duties set out in any amended terms of the Notes or Indenture unless it shall have previously agreed in writing to perform such duties. The obligations of the Agents are several and not joint nor joint and several.

2.5	Agents to act for Trustee
The Agents shall, on notice in writing by the Trustee made at any time after an Event of Default has occurred and until notified in writing by the Trustee to the contrary, so far as permitted by applicable law:
(a)
act as agents of the Trustee under the Indenture and the Notes on the terms of the Indenture (with consequential amendments as necessary and except that the Trustee's liability under the Indenture for the indemnification, remuneration and expenses of the Agents will be limited to the amounts for the time being held by the Trustee in respect of the Notes on the terms of the Indenture) and thereafter to hold all Book-Entry Securities, Definitive Securities and all moneys, documents and records held by them in respect of the Notes to the order of the Trustee; and/or

(b)
deliver all Book-Entry Securities, Definitive Securities and all moneys, documents and records held by them in respect of the Notes to the Trustee or as the Trustee directs in such notice or subsequently, provided that this Section 2.5(b) shall not apply to any documents or records which the relevant Agent is obliged not to release by any law or regulation to which it is subject.

2.6	Notices of change of the Trustee
The Corporation shall forthwith notify the Agents in writing of any change in the Person or Persons comprising the Trustee.

2.7	Duties of the Transfer Agent in Respect of Transfers
If and to the extent specified by the terms of the Notes and in accordance therewith and the terms of the Indenture or if otherwise requested in writing by the Corporation, the Transfer Agent will:
(a)
receive requests for the transfer of Notes, inform the Registrar, forward the deposited Book-Entry Securities or Definitive Securities to the Registrar and assist in the issue of a new Book-Entry Security or Definitive Security in accordance with the Regulations referred to in Section 2.8 and in particular forthwith notify the Registrar of (1) the name and address of the holder of the Note, (2) the identifying number of the relevant Book-Entry Security or Definitive Security, (3) (where not all Notes in respect of which a Book-Entry Security or Definitive Security was issued are to be transferred) the number of Notes transferred and their identifying numbers and (4) the name, address and account for payments (if any) of the transferee to be entered on the Register;

(b)	keep the Registrar informed of all transfers; and
(c)	carry out such other acts as may be necessary to give effect to the terms of the Notes and the other provisions of the Indenture.
2.8	Duties of the Registrar
(a)
The Registrar shall maintain a branch register of Holders (the "Note Register") in accordance with the Indenture, the terms of the Notes and any other terms agreed between the Corporation, the Trustee and the Registrar (the "Regulations").  The Registrar shall during normal business hours in the city of its specified office (having been given reasonable written notice) make the Note Register available to the Corporation, the Trustee, the other Agents or any Person authorised by any of them for inspection and for the taking of copies thereof or extracts therefrom and the Registrar shall deliver to such Persons all such lists of Holders, their addresses, registered accounts, holdings and other details as they may request.

(b)
The Registrar will comply with the proper requests of the Corporation and the Trustee with respect to the maintenance of the Note Register and will provide to the Corporation and the Trustee and other Agents such information with respect thereto as may be reasonably requested in writing by the Corporation or may be required by the Trustee or the other Agents for the proper performance of their respective duties.

(c)
The Registrar will receive requests for the transfer of Notes and will also receive Book-Entry Securities deposited with the Agents for transfer, effect the necessary entries, authenticate and issue new Book-Entry Securities in accordance with the Regulations and deliver the new Notes to the relevant Agent.

(d)
The Registrar shall provide to the Corporation and the Trustee notice of any change in the place where the Note Register is kept or of any discontinuance of the Note Register within seven Business Days of such change or discontinuance.

(e)	The Registrar is under no obligation to enquire as to the residency or status of a Holder or a potential Holder.

ARTICLE 3
 ISSUE OF SENIOR NOTES
3.1	Form, Terms, Authentication and Delivery of the Notes.
The series of Debentures authorized to be issued from time to time hereunder, as one series, are designated the "US$270,000,000 3.527% Senior Notes due December 2, 2026". The Notes may be issued by the Corporation from time to time in an unlimited aggregate principal amount. Notes shall be delivered to the Trustee on the respective terms set out in Article 4 and, subject to compliance with the provisions of Section 2.2.1 of the Principal Indenture, as supplemented by the Second Supplemental Indenture, shall be authenticated by or on behalf of the Registrar by a certificate substantially in the forms specified on Schedule A (in the case of Book-Entry Securities) and specified on Schedule B (in the case of Definitive Securities) and in each case delivered by the Registrar upon receipt of the Written Order of the Corporation. For greater certainty, the authentication of the Notes by or on behalf of the Registrar in accordance with Section 4.1(l) shall constitute certification of the Notes for purposes of Section 2.5 of the Principal Indenture.
ARTICLE 4
 TERMS OF THE NOTES
4.1	Designation and Issue.
In accordance with the Principal Indenture the Corporation is authorized to issue under this Eighth Supplemental Indenture the Notes as a series of Debentures, which will have the respective terms set out in this Section 4.1 in addition to the terms set out in the Principal Indenture.
(a)
Principal Amount. The initial principal amount of the Notes which may be issued under this Eighth Supplemental Indenture is US$270,000,000. The Corporation may, at its option, reopen this series of Debentures in accordance with the provisions of Section 2.2.3 of the Principal Indenture.

(b)	Issue Date. The Notes will be dated December 2, 2016 (regardless of their actual date of issue) (the "Issue Date").
(c)
Fixed Rate of Interest. The Notes will bear interest from the date of issue to but excluding December 2, 2026 at a fixed annual rate of 3.527% payable in semi-annual installments on June 2 and December 2 of each year, with the first interest payment due on June 2, 2017.

(d)	Calculation of Interest. Interest will be calculated on the basis of a 360-day year consisting of 12 30-day months.
(e)	Stated Maturity Date. The Notes will mature on December 2, 2026.
(f)	Denominations. The Notes will be issued in minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof, subject as provided in accordance with clause (j) below.
(g)
Payment of Principal and Interest. All payments of principal, premium, if any, and interest required to be paid in respect of the Notes will be paid in U.S. dollars. The payment of principal and premium, if any, will be payable against surrender by the respective Holders thereof of the Notes at the specified office of the Principal Paying Agent. Payments of principal, premium, if any, and interest in respect of each Note will be made by transfer to the registered account of the Holder or by U.S. dollar cheque drawn on a bank (nominated in writing to the Principal Paying Agent by the Holder) that processes payments in U.S. dollars mailed to the registered address of the Holder if it does not have a registered account, provided that the nomination is received by the Principal Paying Agent not later than 10 Business Days before any date on which payment is scheduled.

For the purposes of this Section 4.1(g), a Holder's "registered account" means the U.S. dollar account maintained by or on behalf of it with a bank that processes payments in U.S. dollars, details of which appear on the Note Register at the close of business on the relevant Record Date, and a Holder's "registered address" means its address appearing on the Note Register at that time.
As long as the Notes are Book-Entry Securities and are registered in the name of a nominee for the common depository for Euroclear and Clearstream, Luxembourg, the principal, premium, if any, and interest from time to time payable in respect thereof shall be made to, or to the order of, the Person whose name is entered in the Note Register maintained by the Registrar at the close of the business on the relevant Record Date, and the receipt of such Holder therefor shall be a valid discharge to the Trustee, any registrar of Notes and the Corporation, who shall be entitled to rely upon Euroclear, Clearstream, Luxembourg and the Participants to ensure that funds are advanced to beneficial holders of Notes.
(h)
Redemptions. The Notes will be subject to redemption in accordance with the provisions of Article 3 of the Principal Indenture, as supplemented by the Second Supplemental Indenture, in whole or in part, at the option of the Corporation, at any time, on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of 100% of the principal amount thereof, together with accrued and unpaid interest thereon to, but excluding, the redemption date and the "Make-Whole Redemption Amount" (as defined below). No drawing of the Notes will be required in the event that the Corporation exercises its option to redeem less than 100% of the aggregate principal amount of the Notes in respect of which Book-Entry Securities are issued. Instead, there will be a pro rata allocation of the Notes to be redeemed among the accounts in Euroclear and Clearstream, Luxembourg in accordance with the rules of those clearing systems. In cases of partial redemption of Notes in respect of which Definitive Securities are issued, the Notes to be redeemed will be selected by the Trustee on a pro rata basis according to the principal amount of the Notes registered in the respective name of each holder of the Notes or in such other manner as the Trustee may consider equitable, provided that such selection is proportionate.

As used in this Section 4.1(h):
"Make-Whole Redemption Amount" means the sum, as calculated by the Premium Calculation Agent, of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the Notes to be redeemed from the redemption date to the Stated Maturity Date discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of 12 30-day months) at the Treasury Rate, plus 20 basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

For purposes of the preceding definition:
"Comparable Treasury Issue" means the U.S. Treasury security selected by the Premium Calculation Agent as having a maturity comparable to the term remaining from the redemption date to the Stated Maturity Date (the "Remaining Life") that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life.
"Comparable Treasury Price" means, with respect to a redemption date (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Premium Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.
"Premium Calculation Agent" means an investment banking institution of national standing in Canada or the United States appointed by the Corporation.
"Reference Treasury Dealer" means (1) Morgan Stanley & Co. LLC and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a "Primary Treasury Dealer") the Corporation will substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Premium Calculation Agent after consultation with the Corporation.
"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Premium Calculation Agent, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Premium Calculation Agent at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.
"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the applicable Comparable Treasury Issue, calculated using a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.
(i)
Defeasance. The Corporation may, at its option, elect to be released from the terms of the Indenture relating to the outstanding Notes in accordance with the provisions of Article 7 of the Principal Indenture.

(j)	Currency. In accordance with Section 2.2.1.20 of the Principal Indenture, the Notes will be issued in U.S. Dollars.
(k)	Place of Payment. Payments of principal, premium, if any, and interest on each registered interest bearing Note shall be made in U.S. Dollars at the specified office of the Principal Paying Agent.

(l)
Authentication. Upon receipt by the Trustee and the Registrar of the documents and instruments required pursuant to this Eighth Supplemental Indenture, the Registrar shall authenticate the Notes and cause the Notes to be delivered in accordance with the Written Order of the Corporation.

4.2	Form of Notes
The Notes will be issuable as registered Notes initially in the form of a single Book-Entry Security substantially in the form as set out in Article 5 deposited with The Bank of New York Mellon, London Branch, as the common depository for Euroclear and Clearstream, Luxembourg, for their respective Participants and registered in the name of a nominee (which on the date of issue of the Notes will be The Bank of New York Depository (Nominees) Limited) for such common depository.
4.3	Execution and Delivery of Book-Entry Securities.
(a)
Registrations of ownership and transfer of the Notes will be made only through the Book-Entry System and its Participants in accordance with the rules and procedures of Euroclear, Clearstream, Luxembourg and its direct and indirect Participants. For greater certainty, notwithstanding Sections 2.9.3 and 2.15 of the Principal Indenture, the rights of holders of any beneficial interest in the Notes, including rights to payments, distributions and notices, under the Book-Entry System will be governed by this Section 4.3 of this Eighth Supplemental Indenture.

(b)
It is expressly acknowledged that any such registrations of ownership and transfers of such Notes, or interests of Participants therein, will be made by Euroclear and/or Clearstream, Luxembourg only through the Book-Entry System in accordance with Euroclear and Clearstream, Luxembourg's policies and procedures.

(c)
Notwithstanding Section 2.15.3 of the Principal Indenture, if the Book-Entry System is closed for business for a continuous period of 14 calendar days (other than by reason of legal holidays) or announces an intention permanently to cease business:

(i)	the Trustee shall notify Euroclear and Clearstream, Luxembourg and shall request Euroclear and Clearstream, Luxembourg to notify the Participants of the availability of Definitive Securities;
(ii)
the Trustee shall request the Registrar to request Euroclear and Clearstream, Luxembourg to deliver the Book-Entry Securities to the Registrar and the Registrar shall thereupon reduce the holdings of Euroclear and Clearstream, Luxembourg on the Note Register to nil in respect of the Notes represented by the Book- Entry Securities;

(iii)
the Corporation shall issue or cause to be issued, in accordance with and subject to the provisions of the Indenture, in exchange for the Book-Entry Securities, Definitive Securities in an aggregate amount equal to the amount of the Book-Entry Securities registered in the names of the Participants as advised by Euroclear and Clearstream, Luxembourg in accordance with their proportionate interest in the Book-Entry Securities as recorded in the records of Euroclear and Clearstream, Luxembourg; and

(iv)
after such replacement of the Book-Entry Securities with Definitive Securities, all payments in respect of Definitive Securities shall be made to the Holders thereof in accordance with the terms and conditions of the Definitive Securities and the provisions of the Indenture and in all other respects such holders shall be the Holders thereof for all purposes hereunder.

(d)	All reasonable expenses of the Trustee, the Agents and Euroclear and Clearstream, Luxembourg relating to Section 4.3 of this Eighth Supplemental Indenture shall be paid by the Corporation.
(e)
It is hereby acknowledged that in making the determination as to the percentage interest of a Participant in a Book-Entry Security, the Trustee and each Agent, if applicable, shall be entitled to rely solely upon the records therefor maintained by either Euroclear or Clearstream, Luxembourg, as the case may be, and confirmed in writing to the Trustee by either Euroclear and Clearstream, Luxembourg, as the case may be.

(f)
None of the Corporation, the Trustee or any Agent shall be responsible for any actions, inactions or omissions on the part of either Euroclear or Clearstream, Luxembourg and/or the Participants under the Indenture or under any agreements, service rules or procedures entered into between either Euroclear or Clearstream, Luxembourg and each Participant nor shall it be liable to Holders or beneficial holders of Notes for any such actions, inactions or omissions by either Euroclear or Clearstream, Luxembourg and/or the Participants which adversely affect a Person's beneficial interest in Notes.

(g)
Notes represented by a Book-Entry Security are exchangeable and transferable only in accordance with, and subject to, the provisions hereof and the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

(h)
Exchanges may be made upon presentation of the Book-Entry Security at the office of the Registrar at Vertigo Building, Polaris, 2-4 rue Eugène Ruppert, L-2453, Luxembourg by the Holder of it on any day (other than a Saturday or Sunday) on which banks are open for general business in Luxembourg. The aggregate nominal amount of Definitive Securities issued upon an exchange of a Book-Entry Security will be equal to the aggregate nominal amount of such Book-Entry Security. On an exchange in whole of a Book-Entry Security, such Book-Entry Security shall be surrendered to the Registrar.

(i)
Until the exchange of the whole of a Book-Entry Security as aforesaid, the Holder shall in all respects be entitled to the same benefits as if it were the Holder of Definitive Securities. Subject as provided in the Indenture, each Person who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as entitled to a particular principal amount of the Notes represented by a Book-Entry Security (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of such Notes standing to the account of any Person shall be conclusive and binding for all purposes save in the case of manifest error) shall be deemed to be the Holder of such principal amount of such Notes for all purposes other than with respect to payments of principal, premium, if any, and interest on the Notes for which purpose the Holder of a Book-Entry Security shall be deemed to be the Holder of such principal amount of the Notes in accordance with and subject to the terms of a Book-Entry Security and the Indenture.

(j)
In considering the interests of the Holders while a Book-Entry Security is registered in the name of a nominee for the common depositary of Euroclear and/or Clearstream, Luxembourg, the Trustee may, to the extent it considers it appropriate to do so in the circumstances but without being obliged to do so, (a) have regard to any information provided to it by Euroclear and/or Clearstream, Luxembourg as to the identity (either individually or by category) of its Participants with entitlements to the relevant Notes and (b) consider such interests as if such Participants were the Holders of the Notes.

(k)
For the purposes of enforcement of the provisions of the Indenture against the Trustee, the Persons named in a certificate of the Holder of the Notes in respect of which a Book-Entry Security is issued shall be recognized as the beneficiaries of the trusts set out in the Indenture to the extent of the principal amount of their interest in the Notes set out in such certificate as if they were themselves the Holders of the Notes in such principal amounts.

(l)
Transfers of interests in the Notes will be effected through the records of Euroclear and Clearstream, Luxembourg (or any alternative clearing system) and their respective direct and indirect participants. No transfer of a Note represented by a Book-Entry Security may be required to be effected during the period from and including the relevant Record Date to and including the date of payment of principal, premium, if any, or interest, as applicable, on such Note.

(m)	A Book-Entry Security shall not be valid unless authenticated by the Registrar.
4.4	Tax Redemption.
The Notes will be subject to redemption in whole, but not in part, at the option of the Corporation, at any time, on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to, but excluding, the redemption date, in the event that, as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any province, territory or political subdivision thereof), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, or judicial decision interpreting such laws or regulations, which amendment, change or judicial decision is announced or becomes effective on or after the date such Notes are offered and sold, (i) the Corporation has become or would become obligated to pay, on the next date on which any amount would be payable with respect to any such Notes, any Additional Amounts (as defined below), or (ii) payments of interest on the Notes would be treated as dividends within the meaning of the Tax Act or any other act in respect of or relating to Canadian taxation or would otherwise be considered as payments of a type that are non-deductible for Canadian income tax purposes, and the Corporation cannot avoid the foregoing in connection with the Notes by taking measures reasonably available to it; provided, in each case, that such amendment or change was not reasonably foreseeable by the Corporation as at the Issue Date (each, a "Tax Event"). In respect of the foregoing, for avoidance of doubt, reasonable measures do not include a change in the terms of the Notes or a substitution of the debtor. No redemption shall be made pursuant to this paragraph unless:
(a)	the Corporation shall have received an opinion of counsel that a Tax Event has occured;
(b)	the Corporation shall have delivered to the Trustee an officer's certificate stating that the Corporation is entitled to redeem such Notes pursuant to the terms of such Notes; and
(c)	at the time such notice of redemption is given, such Tax Event is continuing.

4.5	Additional Amounts.
(a)
All payments made by or on behalf of the Corporation under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province, territory or political subdivision thereof, or by any authority or agency therein or thereof having power to tax ("Relevant Taxes"), except to the extent required by law or by the interpretation or administration thereof. If the Corporation is so required to withhold or deduct any amount for or on account of such Relevant Taxes from any payment made under or with respect to the Notes, the Corporation will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will be equal to the amount such Holder would have received if such Relevant Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable in respect of any Notes for or on account of:

(i)
any Relevant Tax imposed by reason that such Holder or beneficial owner of the Notes or other Person entitled to payment under the Notes does not deal at arm's length within the meaning of the Tax Act with the Corporation or is, or does not deal at arm's length with any Person who is, a "specified shareholder" of the Corporation (as defined in subsection 18(5) of the Tax Act);

(ii)
any Relevant Tax that would not have been imposed if the Holder, or the beneficial owner, of the Notes complied with the Corporation's request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the Holder, or the beneficial owner, of the Notes to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or account of any such Relevant Tax;

(iii)
any Relevant Tax that would not have been imposed but for the fact that the Holder, or the beneficial owner, of the Notes (or any fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding such Notes, or receiving payments under such Notes;

(iv)	any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax with respect to the Notes;
(v)	any Relevant Tax that is levied or collected otherwise than by withholding from payments on or in respect of the Notes;
(vi)	any withholding or deduction imposed pursuant to or in connection with (i) Sections 1471 to 1474 of the United States Internal Revenue Code of 1986, or

any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) any agreements (including intergovernmental agreements) with respect thereto, or (iii) any treaty, law, regulation, or official interpretation enacted by Canada or any other governmental authority implementing any of the foregoing; or

(vii)	any combination of the foregoing.
In addition, the Corporation will not pay Additional Amounts to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the Relevant Tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to Additional Amounts had it been the Holder of the Notes.
(b)
If the Corporation is required by law or by the interpretation or administration thereof to withhold or deduct any Relevant Taxes from any payment under or with respect to the Notes, the Corporation will (i) make such withholding or deduction and (ii) remit the full amount so deducted or withheld to the relevant authority in accordance with applicable law. The Corporation will furnish to the Holders, within 30 days after the date the payment of any Relevant Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by the Corporation.

(c)
If the Corporation is required by law or by the interpretation or administration thereof to withhold or deduct any Relevant Taxes from any payment under or with respect to the Notes for which the Corporation would then have been required to pay Additional Amounts under paragraph (a) of this Section 4.5 and fails to so withhold or deduct, the Corporation will indemnify and hold harmless each Holder for the amount of (i) such Relevant Taxes levied or imposed on and paid by such Holder, (ii) any liability (including penalties, interest and expenses) arising from such Relevant Taxes, and (iii) any Relevant Taxes imposed with respect to any payment under clauses (i) or (ii) of this paragraph (c) of this Section 4.5.

(d)
At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Corporation is aware that it will be obligated to pay Additional Amounts with respect to such payment, the Corporation will deliver to the Trustee an officer's certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and setting forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date.

(e)
Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 4.5 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(f)
If the Corporation shall have completed any transaction permitted pursuant to Section 8.1 of the Principal Indenture whereby the successor Person is organized under the laws of a country other than Canada or any of its political subdivisions, all references in this Section 4.5 to Canada and its political subdivisions shall be deemed to be references to both Canada and the country in which such successor Person is organized or resident (or deemed resident for tax purposes) and their respective political subdivisions.
ARTICLE 5
 FORM OF NOTES
5.1	US$270,000,000 3.527% Senior Notes due December 2, 2026.
The English language version of the Book-Entry Securities representing the Notes and the registration panel for a Note shall be substantially in the respective form set forth in Schedule A and the English language version of the Definitive Securities representing the Notes and the registration panel for a Note shall be substantially in the respective form set forth in Schedule B.
ARTICLE 6
 SUNDRY PROVISIONS
6.1	Acceptance of Trust.
The Trustee hereby accepts the trusts in this Eighth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.
6.2	Notice to Euroclear or Clearstream, Luxembourg
(a)
For so long as all of the Notes are held as a Book-Entry Security on behalf of Euroclear and/or Clearstream, Luxembourg, notices to the Holders may be given by delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg (as the case may be) for communication to the Persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holders of such Notes. Any notice to Euroclear or Clearstream, Luxembourg under the provisions of this Eighth Supplemental Indenture shall be deemed to have been given on the date of delivery of the notice to Euroclear or Clearstream, Luxembourg (as the case may be).

(b)
If the Trustee determines that mail service is or is threatened to be interrupted at the time when the Trustee is required or elects to give any notice to the Holders hereunder, the Trustee shall, notwithstanding the provisions hereof, give such notice by means of publication in The Wall Street Journal, once in each of two successive weeks, and any notice so published shall be deemed to have been given on the latest date on which the publication has taken place.

6.3	FATCA
(a)
Each party hereto shall, within ten Business Days of a written request by another party, supply to that other party such forms, documentation and other information relating to it, its operations, or the Notes as that other party reasonably requests for the purposes of that other party's compliance with applicable law and shall notify the relevant other party reasonably promptly in the event that it becomes aware that any of the forms, documentation or other information provided by such party is (or becomes) inaccurate in any material respect; provided, however, that no party shall be required to provide any forms, documentation or other information pursuant to this Section 6.3 to the extent that: (i) any such form, documentation or other information (or the information required to be provided on such form or documentation) is not reasonably available to such party and cannot be obtained by such party using reasonable efforts; or (ii) doing so would or might in the reasonable opinion of such party constitute a breach of any: (a) applicable law; (b) fiduciary duty; or (c) duty of confidentiality. For purposes of this Section 6.3, "applicable law" shall be deemed to include (i) any rule or practice of any Authority by which any party is bound or with which it is customary to comply; (ii) any agreement between any Authorities; and (iii) any agreement between any Authority and any party that is customarily entered into by institutions of a similar nature.

(b)
The Corporation shall notify the Trustee in the event that it determines that any payment to be made by the Trustee or the Agents is a payment which could be subject to FATCA Withholding if such payment were made to a recipient that is generally unable to receive payments free from FATCA Withholding, and the extent to which the relevant payment is so treated, provided, however, that the Corporation's obligation under this Section 6.3 shall apply only to the extent that such payments are so treated by virtue of characteristics of the Corporation, the Notes, or both.

(c)
Notwithstanding any other provision of the Indenture, each Agent appointed under this Eighth Supplemental Indenture shall be entitled to make a deduction or withholding from any payment which it makes under the Notes for or on account of any Tax, if and only to the extent so required by applicable law, in which event the Agent shall make such payment after such deduction or withholding has been made and shall account to the relevant Authority within the time allowed for the amount so deducted or withheld or, at its option, shall reasonably promptly after making such payment return to the Corporation the amount so deducted or withheld, in which case, the Corporation shall so account to the relevant Authority for such amount. For the avoidance of doubt, FATCA Withholding is a deduction or withholding which is deemed to be required by applicable law for the purposes of this Section 6.3.

(d)
In the event that the Corporation determines in its sole discretion that withholding for or on account of any Tax will be required by applicable law in connection with any payment due to the Trustee or any Agent, then the Corporation will be entitled to redirect or reorganize any such payment in any way that it sees fit in order that the payment may be made without such deductions or withholding provided that, any such redirected or reorganized payment is made through a recognized institution of international standing and otherwise made in accordance with the Indenture. The Corporation will promptly notify the Trustee and each Agent appointed under this Eighth Supplemental Indenture of any such redirection or reorganization.

6.4	Counterparts and Formal Date.
This Eighth Supplemental Indenture may be executed in several counterparts and delivered by facsimile or other electronic transmission, each of which so executed shall be deemed to be an original, and such counterparts together shall be deemed to bear the same date as the Issue Date.
6.5	Bail-in Legislation
Notwithstanding any other term of this Eighth Supplemental Indenture or any other agreements, arrangements, or understanding between the parties hereto, each counterparty to a BRRD Party under this Eighth Supplemental Indenture acknowledges, accepts, and agrees to be bound by:

(a)
the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any BRRD Party to it under this Eighth Supplemental Indenture, that (without limitation) may include and result in any of the following, or some combination thereof:

(i)	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;
(ii)
the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the relevant BRRD Party or another person (and the issue to or conferral on it of such shares, securities or obligations);

(iii)	the cancellation of the BRRD Liability;
(iv)
the amendment or alteration of the amounts due in relation to  the BRRD Liability, including any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b)
the variation of the terms of this Eighth Supplemental Indenture, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

- signature page follows -

IN WITNESS WHEREOF the parties hereto have executed this Eighth Supplemental Indenture as of the Issue Date specified above.

MANULIFE FINANCIAL CORPORATION
By:	"Stephen B. Roder"
Name: Stephen B. Roder
Title: Senior Executive Vice President and Chief Financial Officer

By:	"Halina K. von dem Hagen"
Name: Halina K. von dem Hagen
Title: Executive Vice President, Treasury and Capital Management
(corporate seal)

[Signature page to Eighth  Supplemental Indenture]

BNY TRUST COMPANY OF CANADA
By:	"J. Steven Broude"
Name: J. Steven Broude
Title: Authorized Signatory

THE BANK OF NEW YORK MELLON, LONDON BRANCH
By:	"J. Steven Broude"
Name: J. Steven Broude
Title: Authorized Signatory

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A.
By:	"J. Steven Broude"
Name: J. Steven Broude
Title: Authorized Signatory

[Signature page to Eighth  Supplemental Indenture]

SCHEDULE A – FORM OF BOOK-ENTRY SECURITY

Certificate No. 1
Unless this certificate is presented by an authorized representative of Euroclear Bank SA/NV ("Euroclear") and Clearstream Banking S.A. ("Clearstream, Luxembourg") to Manulife Financial Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of The Bank of New York Depository (Nominees) Limited, or in such other name as is requested by an authorized representative of Euroclear and Clearstream, Luxembourg (and any payment is made to The Bank of New York Depository (Nominees) Limited or to such other entity as is requested by an authorized representative of Euroclear and Clearstream, Luxembourg), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, The Bank of New York Depository (Nominees) Limited, has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

MANULIFE FINANCIAL CORPORATION
(Existing under the Insurance Companies Act (Canada))
3.527% SENIOR NOTES
ISIN:	XS1527568361	Interest Calculation:	30/ 360
Common Code:	152756836
Issue Date:	December 2, 2016	Registered Holder:	The Bank of New York Depository (Nominees) Limited
Stated Maturity Date:	December 2, 2026	Principal Amount:	US$270,000,000

Interest Rate:	3.527%
Interest Payment Dates:	June 2 and December 2

MANULIFE FINANCIAL CORPORATION (the "Corporation") for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on the Stated Maturity Date or on such earlier or later date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the above principal sum in U.S. dollars on presentation and surrender of this Note at the specified office of the Principal Paying Agent, and to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest has been paid or made available for payment, whichever is later, at the interest rate per annum set forth above and calculated as set forth above, in like money; and should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, calculated as set forth above, in like money, at one of the said places, as selected by the Holder, and on the same dates. Whenever interest is computed on a basis of a year which contains fewer days than the actual number of days in the calendar year of calculation (the "deemed year"), such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of such interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

This Note is one of the Debentures of the Corporation, issued or issuable in one series under the provisions of the Trust Indenture made as of May 19, 2005 as supplemented, including by the eighth supplemental indenture made as of December 2, 2016 (the "Eighth Supplemental Indenture" and, together with any further instruments or agreements in each case supplemental or ancillary thereto, the "Indenture") made between the Corporation and BNY Trust Company of Canada (the "Trustee"). Reference is hereby expressly made to the Indenture for particulars of the rights of the Holders of the Notes and of the Corporation and of the Trustee in respect thereof and the terms and conditions upon which the Notes are issued or may be issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Note by acceptance hereof assents. Capitalized terms used but not defined herein have the meanings attributed to them in the Indenture. The US$270,000,000 3.527% Senior Notes due December 2, 2026 (the "Notes"), of which this is one, are issuable by the Corporation from time to time in an unlimited aggregate principal amount, subject to the terms and conditions of the Indenture. The aggregate principal amount of Debentures of other series which may be issued under the Indenture is unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Indenture.
The Notes are direct obligations of the Corporation but are not secured by any mortgage, pledge, hypothec or other charge.
As long as the Notes are Book-Entry Securities and are registered in the name of a nominee for the common depository for Euroclear and Clearstream, Luxembourg, the principal, premium, if any, and interest from time to time payable in respect thereof shall be made to, or to the order of, the Person whose name is entered in the Note Register maintained by the Registrar at the close of the business on the relevant Record Date, and the receipt of such Holder therefor shall be a valid discharge to the Trustee, any registrar of Notes and the Corporation, who shall be entitled to rely upon Euroclear, Clearstream, Luxembourg and the Participants to ensure that funds are advanced to beneficial holders of Notes.
For so long as all of the Notes are held as a Book-Entry Security on behalf of Euroclear and/or Clearstream, Luxembourg, notices to the Holders may be given by delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg (as the case may be) for communication to the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holders of such Notes. Any notice to Euroclear or Clearstream, Luxembourg under the provisions of the Eighth Supplemental Indenture shall be deemed to have been given on the date of delivery of the notice to Euroclear or Clearstream, Luxembourg (as the case may be).
If the Trustee determines that mail service is or is threatened to be interrupted at the time when the Trustee is required or elects to give any notice to the Noteholders hereunder, the Trustee shall, notwithstanding the provisions hereof, give such notice by means of publication in The Wall Street Journal, once in each of two successive weeks, and any notice so published shall be deemed to have been given on the latest date on which the publication has taken place.
The right is reserved to the Corporation to purchase or redeem Notes for cancellation in accordance with the provisions of the Indenture.
The principal hereof may become or be declared due and payable before the Stated Maturity Date in the events, in the manner, with the effect and at the times provided in the Indenture.
The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of such Notes outstanding.

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This Note has not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. Person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.
This Note has not been and will not be qualified for sale under the securities laws of any province or territory of Canada.
This Note may not be offered, sold or delivered, directly or indirectly, in Canada, or to, or for the benefit of, residents of Canada.
This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, on the Note Register to be kept at the principal office of the Registrar by the Holder hereof or such Holder's executors or administrator or other legal representatives, or such Holder's attorney duly appointed by an instrument in form and substance satisfactory to the Registrar, and upon compliance with such reasonable requirements as the Registrar may prescribe.
The Indenture and the Notes shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.
This Note shall not become obligatory for any purpose until it has been authenticated by the Registrar under the Indenture.
No transfer of this Note may be required to be effected during the period from and including the relevant Record Date to and including the date of payment of principal, premium, if any, or interest, as applicable, on this Note.
- signature page follows -

3

IN WITNESS WHEREOF this Note has been duly executed as of the Issue Date specified above.

MANULIFE FINANCIAL CORPORATION
By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION
This Certificate is authenticated by or on behalf of the Registrar.

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A.
as Registrar (without warranty, recourse or liability)
By:
Name:
Title:

Authorised Signatory
For the purposes of authentication only.

(FORM OF REGISTRATION PANEL)
REGISTRATION PANEL
(No writing hereon except by the Trustee or Registrar)
Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

(FORM OF CERTIFICATE OF TRANSFER)
CERTIFICATE OF TRANSFER
To assign this Note, fill in the form below:
I or we assign and transfer this Note to

(Print or type assignee's name, address and postal code)

(Insert assignee's social insurance or security or tax identifying number)

and irrevocably appoint                            agent to transfer this Note on the books of the Corporation. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

SCHEDULE B – FORM OF DEFINITIVE SECURITY

Certificate No. 1

MANULIFE FINANCIAL CORPORATION
(Existing under the Insurance Companies Act (Canada))
3.527% SENIOR NOTES
ISIN:	XS1527568361	Interest Calculation:	30/ 360
Common Code:	152756836
Issue Date:	December 2, 2016	Registered Holder:	■
Stated Maturity Date:	December 2, 2026	Principal Amount:	US$■

Interest Rate:	3.527%
Interest Payment Dates:	June 2 and December 2

MANULIFE FINANCIAL CORPORATION (the "Corporation") for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on the Stated Maturity Date or on such earlier or later date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the above principal sum in U.S. dollars on presentation and surrender of this Note at the specified office of the Principal Paying Agent, and to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest has been paid or made available for payment, whichever is later, at the interest rate per annum set forth above and calculated as set forth above, in like money; and should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, calculated as set forth above, in like money, at one of the said places, as selected by the Holder, and on the same dates. Whenever interest is computed on a basis of a year which contains fewer days than the actual number of days in the calendar year of calculation (the "deemed year"), such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of such interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.
This Note is a Definitive Security and one of the Debentures of the Corporation, issued or issuable in one series under the provisions of the Trust Indenture made as of May 19, 2005 as supplemented, including by the eighth supplemental indenture made as of December 2, 2016 (the "Eighth Supplemental Indenture" and, together with any further instruments or agreements in each case supplemental or ancillary thereto, the "Indenture") made between the Corporation and BNY Trust Company of Canada (the "Trustee"). Reference is hereby expressly made to the Indenture for particulars of the rights of the Holders of this Note and of the Corporation and of the Trustee in respect thereof and the terms and conditions upon which the Notes are issued or may be issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Note by acceptance hereof assents. Capitalized terms used but not defined herein have the meanings attributed to them in the Indenture. The US$270,000,000 3.527% Senior Notes due December 2, 2026 (the "Notes"), of which this is one, are issuable by the Corporation from time to time in an unlimited aggregate principal amount, subject to the terms and conditions of the Indenture. The aggregate principal amount of Debentures of other series which may be issued under the Indenture is unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Indenture.
The Notes are direct obligations of the Corporation but are not secured by any mortgage, pledge, hypothec or other charge.
The right is reserved to the Corporation to purchase or redeem Notes for cancellation in accordance with the provisions of the Indenture.
The principal hereof may become or be declared due and payable before the Stated Maturity Date in the events, in the manner, with the effect and at the times provided in the Indenture.
The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of such Notes outstanding.
This Note has not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. Person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.
This Note has not been and will not be qualified for sale under the securities laws of any province or territory of Canada.
This Note may not be offered, sold or delivered, directly or indirectly, in Canada, or to, or for the benefit of, residents of Canada.
This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, on the Note Register to be kept at the principal office of the Registrar by the Holder hereof or such Holder's executors or administrator or other legal representatives, or such Holder's attorney duly appointed by an instrument in form and substance satisfactory to the Registrar, and upon compliance with such reasonable requirements as the Registrar may prescribe.
The Indenture and the Notes shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.
This Note shall not become obligatory for any purpose until it has been authenticated by the Registrar under the Indenture.
- signature page follows -

2

IN WITNESS WHEREOF this Note has been duly executed as of the Issue Date specified above.

MANULIFE FINANCIAL CORPORATION
By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION
This Certificate is authenticated by or on behalf of the Registrar.

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A.
as Registrar (without warranty, recourse or liability)
By:
Name:
Title:

Authorised Signatory
For the purposes of authentication only.

(FORM OF REGISTRATION PANEL)
REGISTRATION PANEL
(No writing hereon except by the Trustee or Registrar)
Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

(FORM OF CERTIFICATE OF TRANSFER)
CERTIFICATE OF TRANSFER
To assign this Note, fill in the form below:
I or we assign and transfer this Note to

(Print or type assignee's name, address and postal code)

(Insert assignee's social insurance or security or tax identifying number)

and irrevocably appoint                                agent to transfer this Note on the books of the Corporation. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.